November 15, 2005

Mr. Jeffrey Gordon

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549-7010

Re:	Obsidian Enterprises, Inc. Form 8-K Item 4.01 filed October 20, 2005 File No. 0-17430

Dear Mr. Gordon:

We have received your letter dated October 21, 2005, and received by fax in our office on November 3, 2005, detailing the Staff’s review of the above-referenced filing (the “Form 8-K”). This letter responds to the Staff’s comments on the Form 8-K. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff’s comment letter. The Staff’s comments are in bold.

1.	Regarding the material weaknesses that were disclosed in your Form 8-K, please describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:
a.	In what period each material weakness and accounting error or misapplication of GAAP occurred,
b.	The amount of each accounting error and misapplication of GAAP,
c.	The reason(s) for each error or misapplication of accounting,
d.	Whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and
e.	In detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

Mr. Jeffrey Gordon
November 15, 2005

Material Weaknesses Communicated by McGladrey & Pullen, LLP (“M&P”)
in Connection with their October 31, 2003 Audit

Material Weakness 1: The Company lacked the financial infrastructure to account for complex transactions and related party activities on a consolidated basis, which resulted in a greater than normal risk that material errors may occur in the financial statements and not be detected timely. In addition, the lack of an adequate financial reporting system resulted in the Company not being able to timely prepare all required SEC financial reports and certain complex accounting transactions for their proper reporting.

Company’s Response: M&P’s communication of this material weakness did not provide a reference to any specific situation. Based upon my conversations with representatives of M&P, it is my understanding the comment related to recording a transaction during the first quarter of fiscal year 2003, to consolidate newly restructured entities in which the Company’s prior Chief Financial Officer (Barry Baer) did not analyze the effects of FIN 46 on a timely basis which caused the Company to request an extension of time for the filing of the quarterly report on Form 10-Q for the fiscal quarter ended January 31, 2003. The filing was made without delay within the extension period.

The responses to the Staff’s specific questions, as requested above, are as follows:

a., b. and c.:

The material weakness comment related to the fiscal quarter ended January 31, 2003, which is the first quarter of our fiscal year ended October 31, 2003. There was no accounting error or misapplication of GAAP related to this comment.

d.	We do not intend to restate any prior period because the transaction was reported in the proper period.
e.	The steps we have taken to correct the concern are as follows:
i.	A complete review of the reporting process was performed and a new centralized accounting system was implemented throughout the fiscal year ended October 31, 2004.

ii.	In addition, throughout fiscal 2003 and 2004, the Company retained additional accounting personnel, including the hiring of a new Chief Financial Officer in March of 2003.

Material Weakness 2: Each of the Company’s operating subsidiaries had a limited number of on-site accounting personnel which resulted in a lack of segregation of duties necessary for a good system of internal control. The Company did not have an effective method of accounting for non-routine account estimates at each of the subsidiaries. They also lacked adequate supervision and review of these transactions.

Mr. Jeffrey Gordon
November 15, 2005

Company’s Response: As noted above, the Company performed a complete review of the reporting process and implemented a new centralized accounting system during the fiscal year ended October 31, 2004. In conjunction with this process, I visited each subsidiary and performed an evaluation on the segregation of duties at each subsidiary. In addition, I presented a report to the Audit Committee regarding my evaluation of the three primary subsidiaries of the Company at that time (United Expresslines, Inc., US Rubber Reclaiming, Inc. and Danzer Industries, Inc.), which is attached as Exhibit A to this letter. The fourth subsidiary of the Company at that time, Pyramid Coach, Inc., was a smaller operation when compared to the other three subsidiaries and was not covered in my report to the Audit Committee.

The responses to the Staff’s specific questions, as requested above, are as follows:

a., b. and c.

M&P provided this comment in connection with the fiscal year 2003 audit, but did not note any specific period in connection with this material weakness comment. There was no accounting error or misapplication of GAAP.

d.	No restatement of any prior period is required as a result of this material weakness.
e.

The Company performed a complete review of the reporting process and implemented a new centralized accounting system throughout the fiscal year ended October 31, 2004. The report that I provided to the Audit Committee regarding my evaluation of the segregation of duties at each subsidiary is attached to this letter as Exhibit A.

Material Weakness 3: The Company’s systems for recording inventory at one of its operating subsidiaries resulted in an unfavorable adjustment of approximately $600,000 as a result of the audit.

Company’s Response: This comment was addressed during the Staff’s review of the annual report on Form 10-K for the fiscal year ended October 31, 2003 with the Company’s written response addressed to Ms. Pamela A. Long of the Division of Corporation Finance dated August 30, 2004 (the “August 2004 Letter”). To summarize, United Expresslines, Inc., one of the Company’s subsidiaries, performed periodic physical inventories throughout the fiscal year and had an unfavorable adjustment of $600,000 for inventory variance during the fourth quarter of the fiscal year ended October 31, 2003. Upon further review and analysis, it was determined that approximately $160,000 of the $600,000 adjustment related to the third quarter of fiscal 2003. During fiscal 2004, procedures were implemented at United to require quarterly inventory counts. The financial statements for the third quarter of fiscal 2003 were not restated because the financial statement effects were considered immaterial, which was detailed as follows in the August 2004 Letter:

Mr. Jeffrey Gordon
November 15, 2005

To expand on our determination of materiality for reporting purposes we analyzed both the quantitative and qualitative aspects of the estimated $160,000 inventory adjustment using the criteria as set forth in SAB 99, which does not rely solely on a numeric threshold.

The following details the differences for financial reporting using the disclosures used in our 10-K and 10-Q:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(dollars in thousands, except per share amounts)

Year Ended October 31, 2003, as reported in Form 10-K

	First Qtr. Ended 1/31/03	Second Qtr. Ended 4/30/03	Third Qtr. Ended 7/31/03	Fourth Qtr. Ended 10/31/03

Net sales	$10,899	$15,107	$16,795	$16,494

Gross profit	1,160	1,791	2,405	2,203

Loss from continuing operations	(1,517)	(909)	(307)	(1,091)

Loss from continuing operations per basic common and common equivalent share	(.04)	(.03)	.00	(.05)

The following table shows the changes to the Year Ended October 31, 2003, based upon the estimated $160 inventory adjustment related to the 3rd quarter. Note the loss from continuing operations includes tax effects.

	First Qtr. Ended 1/31/03	Second Qtr. Ended 4/30/03	Third Qtr. Ended 7/31/03	Fourth Qtr. Ended 10/31/03

Net sales	$10,899	$15,107	$16,795	$16,494

Gross profit	1,160	1,791	2,245	2,363

Loss from continuing operations	(1,517)	(909)	(402)	(996)

Loss from continuing operations per basic common and common equivalent share	(.04)	(.03)	(.01)	(.04)

Mr. Jeffrey Gordon
November 15, 2005

In summary the overall financial statement differences for the $160 inventory adjustment would have the following effects:

•	The gross profit as reported for the quarter ended July 31, 2003 would decrease by .9% and gross profit would increase by 1.0% for the quarter ended October 31, 2003.
•	Loss from continuing operations, net of tax benefit would increase by $95 for the quarter ended July 31, 2003 and decrease by the same for the quarter ended October 31, 2003.
•

Loss from continuing operations per basic common and common equivalent share would increase (.01) for the quarter ended July 31, 2003 and decrease by the same to (.04) for the quarter ended October 31, 2003. Also there would be no change in the year to date earnings per share calculations for July 31, 2003 and October 31, 2003.

In reviewing the business segment data, the following would have affected only the “Trailer Manufacturing segment”. The effects of the $160 adjustment are as follows for the quarter ended July 31, 2003:

BUSINESS SEGMENT DATA AND GEOGRAPHIC DATA

	Trailer Manufacturing Segment
	3 months ended July 31, 2003 as reported	3 months ended July 31, 2003 with estimated inventory adjustment	9 months ended July 31, 2003 as reported	9 months ended July 31, 2003 with estimated inventory adjustment

Sales:
Domestic	$10,402	$10,402	$27,391	$27,391
Foreign	1,132	1,132	2,355	2,355

Total	$11,534	$11,534	$29,746	$29,746

Cost of goods sold	$10,378	$10,538	$27,132	$27,292

Income (loss) before taxes	$(427)	$(587)	$(2,317)	$(2,477)

Identifiable assets	$20,163	$20,163	$20,163	$20,163

Depreciation and amortization expense	$176	$176	$364	$364

Interest expense	$357	$357	$1,038	$1,038

Mr. Jeffrey Gordon
November 15, 2005

In summary, the effects on the inventory adjustment on the business segment data for the quarter ended July 31, 2003 are as follows:

•

Cost of goods sold and gross profits would be reduced by $160 for the quarter end July 31, 2003 and increased by the same for the quarter ended October 31, 2003. The gross profit as a percent of sales would be decreased additionally by 1.4% to 8.6% for the quarter ended July 31, 2003 and decreased by .6% to 8.2% for the nine months ended July 31, 2003.

•	Loss before taxes would also be increased for three and none months end July 31, 2003 by $160.

Additionally the following circumstances were also noted:

1.	The inventory adjustment would not have changed the earnings trends of the company as net losses were reported for each quarter.
2.

The segment information as reported for the quarter end July 31, 2003 would not have caused additional narrative analysis other than the numeric changes and noted above. The company’s financial trends would remain the same.

3.	The inventory adjustment would not have affected the compliance with regulatory requirements.
4.	The inventory adjustment would not have affected the loan covenants or other contractual requirements.
5.	The inventory adjustment would not have any affect on management’s compensation.
6.	The company did not have multiple misstatements, which in the aggregate would have caused a larger adjustment.

In conclusion, based upon the facts and circumstances of the inventory adjustment in both a quantitative and qualitative basis as summarized above, further adjustment and restatement of the financial statements for the quarter ended July 31, 2003 was not deemed material or necessary as the changes would not substantially change our financial statement disclosures or affect any additional regulatory or contractual obligations including loan covenants.

Mr. Jeffrey Gordon
November 15, 2005

The responses to the Staff’s specific questions, as requested above, are as follows:

a.

As noted above the accounting error occurred during the forth quarter of the fiscal year ended October 31, 2003. A portion, which was deemed immaterial for financial reporting purposes, occurred in the third quarter.

b.	The amount of the accounting error was $600,000.
c.	Besides the annual physical inventory, the Company performed physical inventories periodically.
d.

Based on the analysis above and as explained in prior correspondence with the Staff in connection with the August 2004 Letter, no further restatement of any prior period is deemed material or necessary.

e.	The Company implemented procedures to require a physical inventory at the end of each reporting period including the annual year end.

Material Weaknesses Communicated by M&P in Connection with their

October 31, 2004 Audit

Material Weakness 1: The Company did not have effective controls in place to detect and disclose all related party transactions. The Company did not follow the Board policy that all related party transactions are approved by the Board.

Company’s Response: This comment relates to attorney’s fees paid totaling $40,000 during May 2004 which were passed through a related party entity to pay third parties. Specifically, expenses paid by the Company to Diamond Investments for the acquisition of Classic Manufacturing, Inc. and amounts owed to Champion by Pyramid at year end were omitted from the related party footnote in the preliminary draft Form 10-K and related party transaction schedules prepared by management. Management did not originally treat these transactions as related party transactions, due to the fact that payments were to ultimately be made to unrelated third parties. Upon further review, management agreed that the transactions were related party and the proper disclosures were made. The expense and disclosure occurred in the third quarter of fiscal 2004 and the board was made aware of the transaction at the next board meeting, which occurred in December 2004.

The responses to the Staff’s specific questions, as requested above, are as follows:

a.	The accounting error occurred during the third quarter of the fiscal year ended October 31, 2004.

Mr. Jeffrey Gordon
November 15, 2005

b.	The amount involved in the accounting error was $40,000. The amount was properly recorded but was not approved by the board of directors as a related party transaction at the time it was spent.
c.	The reason for the error was management’s inadvertent failure to treat the transaction as a related party transaction and to obtain pre-approval from the board for a related party transaction.
d.	No restatements to prior periods are necessary as a result of this accounting error because it was properly recorded and disclosed in the period in which it occurred.
e.

The steps we have taken to correct the concern were to increase the awareness of management and the board of the need to approve related party transactions through existing Company policy and procedures.

Material Weakness 2: The Company lacked the control infrastructure to perform proper supervision and review, on a detail basis, of the subsidiaries’ accounting work. In addition, each of the operating subsidiaries had a limited number of on-site accounting personnel at each subsidiary for adequate supervision and review of the reconciliations as well as preparation of reconciliations and supporting detail. M&P also recommended proper supervision and review on a quarterly basis.

Company’s Response: This comment was a continuation of M&P’s comment to expand the corporate accounting staff of the Company. To help alleviate this concern and strengthen controls, two additional personnel were added in fiscal 2004 to the parent company’s accounting staff and a new centralized accounting system and other procedures were put into place.

The responses to the Staff’s specific questions, as requested above, are as follows:

a., b. and c.

The material weakness was a general condition for which M&P did not note any specific period in connection with this material weakness comment. There was no accounting error or misapplication of GAAP as a result of the material weakness.

d.	No restatement for any prior period is necessary.
e.	The steps the Company has taken to alleviate the concern are as follows:
i.	Two additional personnel were added in July 2004 at the corporate level to assist with the review of the subsidiaries accounting work and preparation of SEC quarterly reporting.

Mr. Jeffrey Gordon
November 15, 2005

ii.	A new centralized accounting system was implemented during the fiscal year ended October 31, 2004.
iii.

Additional reporting checklists were implemented at the subsidiary level for sign off of completion of preparation and reconciliation on a quarterly basis. The “Quarterly Procedures Checklist” is attached to this letter as Exhibit B.

Material Weakness 3: Personnel turn over at the subsidiary level resulted in a problem in recording inventory at one subsidiary resulting in a write-down of inventory following a physical inventory and errors in the third quarter results at another subsidiary.

Company’s Response: This comment addresses accounting errors at two subsidiaries and this response will address each in turn:

The first accounting error related to an inventory adjustment as of October 31, 2004 that was made at Danzer Industries, Inc., a subsidiary of the Company. The Company’s internal control system for recording inventory at Danzer did not operate as designed, which resulted in a write-down of inventory of approximately $230,000 after the inventory was taken. The error in the inventory was the result of a variety of circumstances, but was primarily due to the change in personnel at the subsidiary. The overall error was summarized and the financial differences did not materially effect prior reported quarters. The analysis of the effect of this error is as follows:

Mr. Jeffrey Gordon
November 15, 2005

Danzer Industries Inventory Adjustment Analysis 10.31.04	Q-1	Q-2	Q-3	Q-4	Total
Expense items(1)	$27,913	$27,913	$27,913	$27,913	$111,652

Book to physical(2)	13,516	13,516	27,032	27,032	81,096

Total non-routine adjustments	41,429	41,429	54,945	54,945	192,748

Total Inventory	8,435,000	8,083,000	9,345,000	8,971,000	8,971,000

Reported Quarterly Loss	(2,249,000)	(2,883,000)	(695,000)	(2,196,000)	(8,033,000)
Percentage Change	-1.84%	-1.44%	-7.91%	-2.50%	-2.40%

EPS Change	0.05	0.02	0.14	—	—

Other 4th Quarter adjustments

Potential Obsolete Inventory Reserve for Mobile and Truck Bodies(3)				31,944	31,944

Misc				4,950	4,950

Total Variance	41,429	41,429	54,945	91,839	229,642

Total Inventory	8,435,000	8,083,000	9,345,000	8,971,000	8,971,000
Percentage Change	0.49%	0.51%	0.59%	1.02%	2.56%

Reported Quarterly Loss	(2,249,000)	(2,883,000)	(695,000)	(2,196,000)	(8,033,000)
Percentage Change	-1.84%	-1.44%	-7.91%	-4.18%	-2.86%

EPS Change	0.05	0.02	0.04	—	—

(1) Expense items assumes the total difference is spread equally over each quarter.

(2) Book to physical adjustments assumes majority is related to second half of 2004 due to no inventory manager. Some Cycle counts were performed for the first half of 2004.

(3) Inventory items were written off to established reserve for slow moving inventory established during prior quarters therefore no effect. Additional reserve established.

Mr. Jeffrey Gordon
November 15, 2005

Additionally the following circumstances were also noted:

•	The inventory adjustment would not have changed the earnings trends of the Company as net losses were reported for each quarter.
•

The segment information, as reported for the prior quarters ended, would not have caused additional narrative analysis other than the numeric changes and noted above. The Company’s financial trends would remain the same.

•	The inventory adjustment would not have affected the Company’s compliance with regulatory requirements.
•	The inventory adjustment would not have affected the Company’s compliance with loan covenants or other contractual requirements.
•	The inventory adjustment would not have any affect on management’s compensation.
•	The Company did not have multiple misstatements, which in the aggregate would have caused a larger adjustment.

In conclusion, based upon the facts and circumstances of the inventory adjustment in both a quantitative and qualitative basis as summarized above, further adjustment and restatement of the financial statements for prior quarters was not deemed material or necessary as the changes would not substantially change our financial statement disclosures or affect any additional regulatory or contractual obligations including loan covenants.

The second accounting error related to a reclassification of expenses for Pyramid Coach, Inc., a subsidiary of the Company, of approximately $100,000. The expenses were taken from one account and placed in another without proper documentation by a prior controller. This error arose due to turnover in management at Pyramid. All amounts were properly recorded in the appropriate period.

The responses to the Staff’s specific questions, as requested above, are as follows:

a..	The accounting errors occurred during the fourth quarter of fiscal 2004.
b.	The amount of the first accounting error discussed above was approximately $230,000 and the amount of the second accounting error was approximately $100,000.

Mr. Jeffrey Gordon
November 15, 2005

c.	The reason for both of the accounting errors was the turnover in personnel.
d.

No restatements of prior periods are necessary. As is discussed above, the first accounting error does not require any restatement because further adjustment and restatement of the financial statements for prior quarters was not deemed material or necessary as the changes would not substantially change our financial statement disclosures or affect any additional regulatory or contractual obligations including loan covenants. The second accounting error does not require any restatement of a prior period because all amounts were recorded in the proper period.

e.	The steps we have taken to correct the concern are as follows:
i.	For Danzer, the Company changed policies to require quarter inventories to insure proper count and valuation.
ii.

For Pyramid, Coach, the Company hired a qualified controller for the subsidiary and requires additional period end checklists and sign off for reconciliations and documented as set forth in the attached “Quarterly Reporting Checklists” attached to this letter as Exhibit B.

Material Weakness 4: The accounts receivable balance and deferred revenue calculation were incorrect and subject to audit adjustments at another subsidiary. Due to the cumulative number of adjustments, the item rose to the level of a material weakness.

Company’s Response: The audit of accounts receivable and deferred revenue calculation was corrected during the audit. As is discussed below in response to the Staff’s comment 2, five total entries were adjusted in connection with the audit. The adjustments were not related to any prior quarters and the primary reason for each of the adjustments was a turnover in personnel at the time the audit was being conducted.

The responses to the Staff’s specific questions, as requested above, are as follows:

a.	The accounting errors occurred during the forth quarter of the fiscal year ended October 31, 2004.
b.	The amount of accounting error was approximately $38,000.
c.	The reason for these accounting errors was turnover in company personnel.
d.	No restatement of any prior period is necessary as the total amount of $38,000 is insignificant to the total financial statements.
e.

Pyramid Coach hired a qualified controller and requires additional period end checklists and sign off for reconciliations and documented in the “Quarterly Reporting Checklists” attached to this letter as Exhibit B.

Mr. Jeffrey Gordon
November 15, 2005

2.

Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

The following is a summary schedule of adjustments recorded in connection with or as a result of the audits for the fiscal years ended October 31, 2003 and 2004 by subsidiary. The subsidiaries include US Rubber, United Expresslines, Danzer Industries, Pyramid Coach, and Classic Manufacturing. Any other entries recorded would relate to normal period end closing procedures.

Mr. Jeffrey Gordon
November 15, 2005

Obsidian Enterprises, Inc.
Audit Adjustment Schedule

10.31.03	Debit	Credit	Effect on pre-tax net loss (Increase) Decrease

US Rubber
Audit Journal Entry
Inventory	30,150
Butyl scrap revenue		30,150	30,150
(To adjust material consumption
misposting)

Audit Journal Entry
Depreciation/ Amortization	29,153
Accum. Amortization		29,153	(29,153)
(To adjust loan amortization to
actual)

United Expresslines
Audit Journal Entry
Prepaid Expenses	12,437
Trade show expense		12,437	12,437
(To capitalize future trade show
programs expense)

Audit Journal Entry
Dealer Discounts	11,171
A/R- Trade		11,171	(11,171)
(To adjust for discounts not
recorded)

Audit Journal Entry
Amortization	19,974
Accum. Amortization		19,974	(19,974)

Audit Journal Entry
Accrued Mgt. Bonus	11,586
Officers Bonus		11,586	11,586

Mr. Jeffrey Gordon
November 15, 2005

Obsidian Enterprises, Inc.
Audit Adjustment Schedule

10.31.03 (continued)	Debit	Credit	Effect on pre-tax net loss (Increase) Decrease

Danzer
Audit Journal Entry
Accrued Vacation	5,726
Vacation pay expense		5,726	30,150
(To adjust vacation pay to
actual at 10.31.03)

Audit Journal Entry
Inventory Adjustment	23,701
Allow for Inventory		23,701	(23,701)
(To adjust loan amortization to
actual)

Audit Journal Entry
Workers Comp Expense	50,354
Prepaid Insurance		50,354	(50,354)
(To adjust workers comp for rate
change)

Audit Journal Entry
Dealer Discounts	11,171
A/R- Trade		11,171	(11,171)
(To adjust for discounts not
recorded)

Total audit related adjustments	205,423	205,423	(61,201)

Conclusion:

Based upon review of the above analysis of adjustments, there was a total increase in net pretax loss of $61,201 due to the audit adjustments made for the year ended October 31, 2003. Based upon the review of detailed explanations under each adjustment, no adjustment would relate to prior periods and all adjustments were a function of differences in our reconciliations for the fourth quarter of fiscal 2003 and our evaluation of estimates.

Mr. Jeffrey Gordon
November 15, 2005

Obsidian Enterprises, Inc.
Audit Adjustment Schedule

10.31.04	Debit	Credit	Effect on pre-tax net loss (Increase) Decrease

US Rubber
Audit Journal Entry
Depreciation/ Amortization	43,108
Accum. Amortization		43,108	(43,108)
(To adjust loan amortization to
actual)

United Expresslines
Audit Journal Entry
Bad Debts expense	81,508
Allow for doubtful accts		81,508	(81,508)
(To adjust allowance at 10.31.04)

Classic
Audit Journal Entry
Cash	14,520
A/P accrued		14,520	—0—
(To reclass fees for debt
issuance cost to a/p as they has
not been paid at 10.31.04)

Audit Journal Entry
Material - Raw	3,319
Inventory adjustment		3,319	3,319
(To adjust raw materials
inventory for the re-pricing
that occurred)

Audit Journal Entry
Accrued Insurance	29,188
Insurance Expense		29,188	29,188
(To record accrued insurance to
actual per sighted policies and
payments)

Mr. Jeffrey Gordon
November 15, 2005

Obsidian Enterprises, Inc.
Audit Adjustment Schedule

10.31.04 (continued)	Debit	Credit	Effect on pre-tax net loss (Increase) Decrease

Pyramid Coach
Audit Journal Entry
Accounts Receivable	38,000
Admin fee revenue		38,000	38,000
(To account for additional
billing to Clear Channel due as
of 10.31.04)

Audit Journal Entry
Allow for bad debt	6,359
Bad debts		6,359	6,359
(To reverse out reserve for
Sonic Food due to prior
inclusion)

Audit Journal Entry
Prepaid Insurance	6,630
Workers Comp Insur exp		6,630	6,359
(To properly adjust prepaid
insurance balance for invoice
included in A/P listing)

Audit Journal Entry
Bad Debts	34,000
Allowance for bad debt		34,000	(34,000)
(To reserve for Clear Channel
invoice)

Mr. Jeffrey Gordon
November 15, 2005

Obsidian Enterprises, Inc.
Audit Adjustment Schedule

10.31.04 (continued)	Debit	Credit	Effect on pre-tax net loss (Increase) Decrease

Pyramid Coach
Audit Journal Entry
Deferred Leasing Revenue	34,167
Services expense		34,167	34,167
(Client entry to fix deferred
revenue for credits issued
subsequent to year end)

Total audit related adjustments	290,799	205,423	(41,224)

Conclusion:

Based upon review of the above analysis of adjustments, there was a total increase in net pretax loss of $41,224 due to the audit adjustments made for the year ended October 31, 2004. Based upon the detailed explanations under each adjustment, no adjustment would relate to prior periods and all adjustments were a function of differences in our reconciliations for the fourth quarter of fiscal 2004 and our evaluation of estimates.

3.	Please provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Attached are the audit committee letters regarding reportable events prepared by M&P for the fiscal years ended October 31, 2003 (Exhibit C) and 2004 (Exhibit D) addressed to the audit committee and management.

4.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statement made in you revised 8-K.

We do not believe that any changes are required to be made to the Form 8-K based upon the Staff’s comments.

Mr. Jeffrey Gordon
November 15, 2005

The Company acknowledges the following:

»	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
»	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
»	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (317) 237-5137 for phone and my fax number is (317) 237-5130.

Very truly yours,

OBSIDIAN ENTERPRISES, INC.

/s/  Rick D. Snow

Rick D. Snow

Chief Financial Officer

EXHIBIT A

October 6, 2003

To the Audit Committee

Obsidian Enterprises, Inc.

Indianapolis, Indiana

This report is prepared as a follow up to the audit committee meeting held on July 17, 2003 in Indianapolis, Indiana. The report includes additional follow up on the Auditor’s Management Letter for 2002.

In order to better understand the operation and to further follow up on one of the management comments related to segregation of duties, Rick Snow, Chief Financial Officer of Obsidian Enterprises, Inc. visited the Subsidiary locations and operations to review in further detail the Segregation of duties. As discussed during the audit committee meeting segregation of duties issues is a common problem with Companies the size of our Subsidiaries. Our focus is to review and minimize to the extent practicable any exposure and strengthen our overall internal controls. The review included inquires of the Subsidiary Controllers and review of there current documented systems. The primary focus included these areas:

•	Sales – Accounts Receivable – Cash Receipts

•	Purchases – Accounts Payable – Cash Disbursements

•	Payroll

Other specific management comments were also reviewed with the management personnel during the Subsidiary visits. Each Company report follows:

Audit Committee Report

October 6, 2003

United Expresslines

1.	Segregation of Duties
•

Sales/Accounts Receivable/Cash Receipts – In reviewing the personnel duties it appears the Company relies heavily on one person to do multiple functions primarily in the cash receipts and g/l entry area. The Company does have some informal review procedures in place which helps to minimize the exposure. Note the majority of the cash receipts are COD from customers which are returned upon delivery. In addition some amounts are wired in directly to the bank account.

Recommended Actions

»	Separate the duties for preparation of the daily deposit and the general ledger entry from the same person.
»	Controller should review the daily deposit and initial. Verify deposit in bank statement subsequent to deposit. Review and sign off on the monthly bank reconciliations.

•

Purchases/Accounts Payable/Cash Disbursements - The duties related to major inventory purchases are somewhat inconsistent between the United Trailer Division and the Southwest Division. In review the Southwest division has some good procedures in place for purchasing that should also be used at the United Division since these areas have been combined for administrative purposes.

Recommended Actions

»	Utilize purchase order forms for United Trailers in the same manner Southwest is utilizing.
»	Formalize the receiving documents for inventory purchases either through pre-numbered document or receiving log.

•

Payroll – Payroll procedures and duties were reviewed at the Company. An outside payroll service is utilized and the pay period procedures appear to be adequate under the current structure with management reviews providing additional support over the current controls.

Audit Committee Report

2.	Other Management Comments
•	Comment: The Company should develop procedures to evaluate warranty expenses for the purpose of determining the warranty accrual on a quarterly basis.

»	Response – The Company is adjusting the warranty accrual on a monthly basis. For fiscal 2003 the Company has broken out and is tracking this expense separately.

•

Comment: The Company should consider a lock box with First Indiana Bank rather than depositing all funds to Bank One and then transferring to First Indiana to reduce the interest charged on the line of credit.

»

Response – The use of a lock box has been discussed. The issue is a majority of the cash receipts are COD and returned with the driver upon delivery. First Indiana does not have bank branches in the immediate area of the Company therefore another Bank is utilized for deposits.

•	Comment: The Company should record earned but not vested vacation in accordance with accounting principles generally accepted.

»

Response – The vacation accrual was adjusted as of 10/31/02 audit to comply. The audit adjustment changed the historical calculation to accrue the liability during the period in which the employee was working but not eligible to take a vacation. (i.e. before the vacation is vested) For 2003 and future periods the Company will calculate its vacation to accrue vacation liability before it is vested which is consistent with the method recommended by McGladrey in 2002.

•

Comment: The Company has consigned inventory at dealers in states other than Indiana. Consigned inventory may create “nexus” in these states and could have negative state tax consequences. Please consult our tax accountant in regard to these matters.

»

Response – We consulted our tax advisors and appears the majority of the inventory is demo and not consigned inventory. Any additional State tax exposure will be evaluated and advised by the tax accountants in the future.

Audit Committee Report

•

Comment: The gross profit percentage used to value ending inventory was not adjusted at year end to reflect actual labor and overhead costs incurred for the year. The Company should adjust the percentages used to price out ending finished goods to ensure accurate quarterly reporting.

»	Response – Adjustments have been made and are being reviewed and updated quarterly.

US Rubber Reclaiming

3.	Segregation of Duties
•

Sales/Accounts Receivable/Cash Receipts — Based upon review of the cycle it appears the Company has a small number of customers. The majority of payments are made through the lock box. The Company’s computer system is very antiquated and with the new MAS200 system additional areas of improvement will be realized through the elimination of manual schedules and double entry. Areas of improvement need to be primarily in the misc. cash receipts received outside the lock box along with additional reviews by management.

Recommended Actions

»	Separate the duties for preparation of the misc. deposit made outside of the lock box and the general ledger entry from the same person.
»	Controller or higher level of management should review the manual deposits and initial. Verify deposit in bank statement subsequent to deposit. Review and sign off on the monthly bank reconciliations.

•

Purchases/Accounts Payable/Cash Disbursements – The current cycle was reviewed and it appears the procedures in place are adequate for the company. As noted before, additional enhancements will be made with the use of the new MAS200 system by integrating several steps and eliminating the manual entry.

•

Payroll – Payroll procedures and duties were reviewed at the Company. An outside payroll service is utilized and the pay period procedures appear to be adequate under the current structure with management reviews providing additional support over the current controls.

Audit Committee Report

4.	Other Management Comments

•	Comment: USRR utilizes their own truck fleet for delivery of finished product and records revenues based on estimated acceptance date by the customer rather than actual receiving date.

»

Response – Amounts for this type of transaction has minimal P&L effect ~$5,000. The exposure is cut off at month end. Company will change its billing procedures to record the revenue upon shipment and not use an estimated date.

•

Comment: USRR personnel have not developed an adequate system to account for raw materials and the evaluation of inventory reserves for unused and obsolete material. Company personnel should become familiar with the methodology used by the accounting firm BGBC Partners to establish inventory reserves.

»

Response – During 2003 the Company has maintained excel spreadsheets related to the inventory reserves. Extensive discussions have been made during the 2nd and 3rd quarter related to the usage of the inventory in the new fine grind process. Management has a better handle on this account and plans to further refine the accounting and support data related to usage.

•	Comment: Certain accounts have been analyzed on an annual basis rather than quarterly. Quarterly analyses and reconciliation of significant accounts should be prepared.

»	Response – Comment made primarily to the review and adjustments of vacation and other accruals. Adjustments were made for the 10/31/02 audit and are reviewed and adjusted quarterly.

•

Comment: Payables are closed on the last day of the month with no estimate for possible inventory purchases for which bills have been received. This could result in a misstatement in the financial statements. The Company should consider keeping the payable sub ledger open for a period of time after month end.

»	Response – Appears the Company does hold payables open for an extended period after the month end to include in the financials. Not sure what generated the comment.

Audit Committee Report

•

Comment: The management of USRR does not have executed copies of the debt agreements. We recommend copies be made available to the subsidiary management in order that they may become familiar with all the compliance and covenant requirements.

»	Response - Copies of the debt agreements have been received by US Rubber.

Danzer Industries

5.	Segregation of Duties

•

Sales/Accounts Receivable/Cash Receipts – In reviewing the personnel duties it appears the Company as limited personnel doing multiple functions primarily in the cash receipts and g/l entry area. Several informal reviews are in place.

Recommended Actions

»	Additional separation of duties can be obtained by having the customer service personnel prepare the deposit slip upon opening the daily mail.

»	Controller or higher level of management should review the manual deposits and initial. Verify deposit in bank statement subsequent to deposit. Review and sign off on the monthly bank reconciliations.

•	Purchases/Accounts Payable/Cash Disbursements – The current cycle was reviewed and it appears the procedures in place are adequate for the company.

•

Payroll – Payroll procedures and duties were reviewed at the Company. An outside payroll service is utilized and the pay period procedures appear to be adequate under the current structure with management reviews providing additional support over the current controls.

Audit Committee Report

6.	Other Management Comments

•	Comment: The Company’s accounting system does not properly account for and track the costs associated with options on finished goods and work in process.

»	Response – In reviewing the Company’s inventory cost system options are added to the work order when the item is placed in production and moves through work in process to finished goods.

•

Comment: The Company has a very small defined benefit plan for the union employees of the Company. Management should review the cost of administration of this plan and determine whether it could be frozen or terminated.

»	Response – The President of Danzer is currently reviewing the Benefit plan to determine if the options are available to minimize costs and combine benefits from the plan.

In addition, financial statements are sent to Obsidian Enterprises, Inc. on a monthly basis. Management at the Parent Company reviews the financial statements for variances, trends, unusual items and follows up with the Subsidiaries as deemed necessary.

In addition, the new MAS200 system will incorporate new tools to provide additional customized reporting capabilities and enable management to drill down into the system for detail.

Respectfully Submitted,

/s/ Rick D. Snow

Rick D. Snow

Chief Financial Officer

Obsidian Enterprises, Inc.

EXHIBIT B

OBSIDIAN ENTERPRISES, INC.
FINANCIAL REPORTING CHECKLIST
FORMS 10-Q and 10-K

Company	Period Covered by Report

Management View

President

Controller/Financial Officer:

Other:

Other:

A-45P (11/03)	(p. 1 of 13)

•  A “Yes” response, for questions indicated with an asterisk, generally requires further explanation in the comments column and/or a cross reference to additional documentation.

Response
Yes	N/A	No (explain)	Comments or references

A.	General

1.	Have the general ledger control accounts been agreed to or reconciled with subsidiary records?

2.	Have all accounts and transactions been reflected in the books and records?

3.	Were all significant journal entries or other adjustments in the period properly recorded?	*

4.	Were all significant transactions that have occurred or been recognized in the last several days of the interim period properly recorded?	*

5.	Were any uncorrected misstatements identified during the previous audit or interim review recorded or recognized in this period?	*

6.	Have the financial statements been prepared on a basis consistent with:

a. GAAP?

b. The corresponding period of the preceding year?

c. The preceding period of the current year if separately disclosed?

d. The most recent annual financial statements?

7.	Have business activities remained substantially unchanged from those of prior periods?

8.	Have accounting and reporting practices and methods of applying them remained substantially unchanged from those of prior periods?

9.	Have all unusual or complex situations been identified and all issues resolved and disclosed as required? (e.g., business combinations, restructuring charges, etc.)	*

A-45P (11/03)	(p. 2 of 13)

Response
Yes	N/A	No (explain)	Comments or references

10.	Was the design or operation of internal control relating to the annual or interim financial information substantially unchanged (consider policies, procedures, and personnel)?

11.
Were significant deficiencies or material weaknesses in internal controls that were discovered in this period (and any issues of disclosure and reporting arising from them) properly communicated / disclosed?
*

12.	Have events that occurred subsequent to the date of the financial statements that would have a material effect on the financial statements been properly accounted for and/or disclosed?	*

13.
Have any instances of fraud or allegations of fraud or suspected fraud affecting the entity involving management, employees who have significant roles in internal control, or others where fraud could have a material effect on the financial statements arising in this period been fully investigated, resolved, and properly communicated and disclosed?
*

14.
Have any communications from regulatory agencies that may call into question compliance with regulatory policy or otherwise indicate business risks been analyzed and any issues arising been satisfactorily resolved?
*

15.	Were related parties and related party transactions substantially unchanged?

16.	Have material transactions between related parties been properly disclosed.	*

17.	Have all material uncertainties been properly disclosed?	*

18.	Was there compliance with applicable laws and regulations?

19.	Were material adjustments other than normal recurring accruals appropriately disclosed?	*

20.	Do the financial statements appropriately reflect new accounting pronouncements?	*

A-45P (11/03)	(p. 3 of 13)

Response
Yes	N/A	No (explain)	Comments or references

21.	Were disclosures sufficient so as not to be misleading, as required by APB 28 and Rule 10-01 of Reg S-X, including the following matters, if applicable:

a. Significant events or transactions during the period (e.g., those affecting results of operations or liquidity)?	*

b. The status of material contingencies? [Regulation S-X requires disclosure of material contingencies, even if no significant change since year end has occurred — see Reg. § 210.10-01 (a)(5)]	*

c. Unusually large changes in leases or other commitments?	*

d. Unusually large changes in short-term borrowings?	*

e. Basis of allocating major elements of costs and expenses to interim periods?	*

f. Unusual relationship between income tax expense and income before taxes?	*

g. Pro forma and other disclosures as required in FAS 148 relating to stock-based compensation?	*

h. Other significant matters?	*

22.
Have trends or developments affecting accounting estimates, such as allowances for bad debts and excess or obsolete inventories, provisions for warranties and employee benefits, and realization of unearned income and deferred charges, been assessed and any identified issues satisfactorily resolved?
*

23.	Has the entity assessed impairment, and has any impairment of goodwill or other long-lived assets been properly recorded?	*

24.	Were the provisions of stock compensation plans substantially unchanged from the prior period?

25.	Have restructuring charges taken in the current quarter been properly recorded and disclosed?	*

A-45P (11/03)	(p. 4 of 13)

Response
Yes	N/A	No (explain)	Comments or references

26.	Have material off-balance-sheet transactions, special purpose entities, or other equity investments been properly accounted for?	*

B.	Cash

1.	Have bank accounts been reconciled and properly adjusted?

2.	Have old or unusual reconciling items between bank balances and book balances been reviewed and adjustments made where necessary?	*

3.	Has a proper cutoff of cash transactions been made?

4.	Is all cash free of compensating balance and/or other restrictive arrangements?

5.	Have significant cash funds been counted and reconciled with control accounts?

C.	Receivables

1.	Have terms of sale remained substantially unchanged from those in effect during prior periods?

2.	Have sales credits and customer claims been normal in relation to prior periods?

3.	Have receivables considered uncollectible been written off?

4.	Has an adequate allowance been provided for all accounts (i.e., past due or disputed accounts and for all other accounts), based on experience?

5.	If appropriate, has interest been properly reflected?

6.	Have receivables from employees, stockholders, affiliated organizations, etc. been appropriately disclosed?

7	Have receivables been properly classified as to current and long-term?

8.	Has a proper cutoff of sales transactions, credit memos, and other sales adjustments been made?

A-45P (11/03)	(p. 5 of 13)

Response
Yes	N/A	No (explain)	Comments or references

D.	Inventories

1.	Have major products and methods of production remained substantially unchanged from prior periods?

2.	Have inventories been physically counted? (If not, describe or reference the method for determining inventories and document the reasonableness of the method used)

3.
If physical inventories were taken at a date other than the date of the financial statements, were appropriate procedures used to record changes in inventory between the date of the physical inventory and the date of the financial statements?

4.	Have general ledger control accounts been adjusted to agree with physical inventories?

5.	If the gross profit method was used to determine the inventory amounts:

a. Is there a reasonable basis for using that method?

b. Has appropriate consideration been given to changes during the period in selling prices and the cost of material, labor and overhead?

6.	Has the method of pricing been consistently applied with that of prior periods?

7	Is the basis of inventory valuation appropriate under the circumstances?

8.	Does inventory cost include material, labor, and, if applicable, overhead?

9.	Were consignments in or out considered in taking physical inventories?

10.	Have write-downs for obsolescence or cost in excess of net realizable value been considered?

11.	Have proper cutoffs of purchases, goods in transit, returned goods and shipments been made?

A-45P (11/03)	(p. 6 of 13)

Response
Yes	N/A	No (explain)	Comments or references

E.	Prepaid Expenses

1.	Are the amounts included in prepaid expenses appropriate and calculated on a consistent basis?

F.	Investments, Including Loans, Mortgages, and Intercorporate Investments

1.	Have gains and losses on disposal been properly recognized?

2.	Has investment income been properly recognized?

3.	Have investments been properly classified as held-to-maturity, trading, or available-for- sale?

4.
Have any sales or transfers that may call into question the classification of investments (considering management’s intent and ability with respect to the remaining securities classified as held to maturity) been analyzed and any identified issues been satisfactorily resolved?
*

5.	Have consolidation or equity accounting requirements been properly reflected?

6.	Have business combinations been properly recorded (1) ?	*

7.	If there is an indication of permanent impairment in the value of a held-to-maturity investment, has an adequate allowance been made for such impairment?	*

8.	Is the basis for valuation of marketable equity securities in accordance with GAAP and consistently applied?

9.	Have loans and advances between affiliated companies been reconciled?

10.	Are investments unencumbered?

(1) For new business combinations, consider the use of the 2002 AICPA Toolkit: Auditing Fair Value Measurements and Disclosures, which contains a checklist for valuation of assets and liabilities in business combinations under SFAS 141.

A-45P (11/03)	(p. 7 of 13)

Response
Yes	N/A	No (explain)	Comments or references

G.	Property and Equipment

1.	Have gains or losses on disposal of property or equipment been properly recorded?

2.	Are criteria for capitalization of property and equipment unchanged in this period?

3.	Have such criteria been properly applied during the period?

4.	Does the repairs and maintenance account include only items of an expense nature?

5.	Are property and equipment stated at cost?

6.	Are the depreciation methods and rates appropriate and consistently applied?

7.	Are all additions, retirements, abandonments, sales, or trade-ins properly recorded?

8.	Are lease commitments properly accounted for and disclosed?

9.	Are encumbrances on property or equipment substantially unchanged from the prior period?

H.	Other Assets

1.	Are the amounts included in other assets appropriate and calculated on a consistent basis?

2.	Do these assets represent costs that will benefit future periods?

3.	Is the amortization policy appropriate?

4.	Have other assets been properly classified between current and noncurrent?

5.	Are encumbrances on “other assets” substantially unchanged from the prior period?

A-45P (11/03)	(p. 8 of 13)

Response
Yes	N/A	No (explain)	Comments or references

I.	Accounts and Notes Payable and Accrued Liabilities

1.	Does the subsidiary accounts payable ledger agree with the control account in the general ledger?

2.	Have all significant payables been recorded / accrued?

3.
Have all significant accruals, such as payroll, vacation pay, interest, and contributions to pension and profit-sharing plans been properly recorded and was the method of determining accrued liabilities consistent with prior periods?

4.	Has a review been made to determine whether any unrecorded liabilities exist?

5.	Have all bank and other short-term liabilities been properly classified?

6.	Are collateralized liabilities substantially unchanged from the prior period?

7.	Are payables to employees, stockholders, affiliated companies, etc. substantially unchanged from the prior period?

8.	Were warranty reserves, product guarantees, and similar loss contingencies accounted for properly?

9.	Were provisions in major contracts with suppliers substantially unchanged from the prior period?

J.	Long-term Liabilities

1.	Have liabilities been properly classified between current and noncurrent?

2.	Has interest expense been properly recognized?

3.	Has there been compliance with restrictive covenants of loan agreements throughout the period?

4.	Are borrowing arrangements substantially unchanged from the prior period?

A-45P (11/03)	(p. 9 of 13)

Response
Yes	N/A	No (explain)	Comments or references

K.	Income and Other Taxes

1.	Has appropriate provision been made for current and prior period income taxes payable (consider the effect of the AMT and Uniform Capitalization Rules)?

2.	Have all assessments or reassessments received been properly accounted for and/or disclosed?	*

3.	Have the effects of tax examinations currently in process been properly accounted for and/or disclosed?	*

4.	If there are temporary differences, have deferred taxes been properly reflected?

5.	Has provision been properly made for state and local income, sales, and other (including foreign) taxes payable?

6.	If future taxable income (exclusive of the reversal of existing temporary differences) is required to realize deferred tax assets, has appropriate consultation occurred with the ADA?

L.	Other Liabilities, Contingencies, and Commitments

1.	Are the amounts included in other liabilities appropriate and calculated on a consistent basis?

2.	Have other liabilities been properly classified between current and noncurrent?

3.
Have all material contingent liabilities, such as discounted notes, drafts, endorsements, guarantees, warranties, litigation, unsettled asserted claims, taxes in dispute, etc. been properly disclosed? (Refer to Reg S-X Reg 10-01 (a) (5))

4.	Have all matters concerning litigation, claims, and assessments been properly accounted for and disclosed? Have all unasserted potential claims been disclosed in accordance with SFAS 5?

5.
Are all material contractual obligations for construction, purchase, or lease of fixed assets; commitments or options to purchase or sell company securities; employment contracts; etc. substantially unchanged from the prior period?

A-45P (11/03)	(p. 10 of 13)

Response
Yes	N/A	No (explain)	Comments or references

6.	Have all material sales commitments, or long-term sales contracts on which losses may be incurred, been properly recorded?

7.	Were terms of debt that may affect classification substantially unchanged from the prior period?

M.	Equity

1.	Have all significant changes in equity accounts (including consideration of contingent compensation awards, beneficial conversion features, stock compensation, etc.) been properly recorded?

2.	Do amounts of outstanding shares of capital stock agree with subsidiary records?

3.	Have all treasury stock acquisitions been properly accounted for?

4.	Have earnings per share been properly calculated?

5.	Were terms of equity that may affect classification substantially unchanged from the prior period?

N.	Income and Expenses

1.	Were the bases of revenue recognition and allocation of major elements of costs and expenses consistent with the bases used in prior periods?

2.	Have revenues been recognized in the appropriate period?

3.	Have expenses been recognized in the appropriate period and properly classified?

4.	Have all extraordinary items, operations that were discontinued, accounting changes, and other unusual items been properly classified and disclosed?	*

5.	Is any abnormal relationship between income tax expense and income before taxes appropriate, and has an explanation been properly disclosed?	*

A-45P (11/03)	(p. 11 of 13)

Response
Yes	N/A	No (explain)	Comments or references

O.	Derivatives

1.
Have significant contracts (e.g., sales, purchase, lease or other general business contracts) been reviewed to determine if contracts are derivatives, as defined by SFAS 133, or contain embedded derivatives?

2.	Are all derivatives recorded as assets or liabilities at their fair values?

3.	For derivatives accounted for as hedges under SFAS 133, is documentation adequate and has a quarterly re-assessment been made?

4.	Has appropriate disclosure been made of any derivatives, as required by SFAS 133?

P.	Other

a.

b.

c.

d.

The foregoing information was obtained from:

Name	Title — Controller/Financial Officer	Date

The foregoing information was reviewed by:

Name	Title — President	Date

A-45P (11/03)	(p. 12 of 13)

EXHIBIT C

Obsidian Enterprises, Inc. and Subsidiaries

Report to the Audit Committee

February 12, 2004

McGladrey & Pullen, LLP is a member firm of RSM International

-- an affiliation of separate and independent legal entities.

McGladrey & Pullen, LLP

121 West Franklin Street

Elkhart, Indiana 46516

O 574-522-0410 F 574-295-2138

February 12, 2004

Audit Committee

Obsidian Enterprises, Inc.

111 Monument Circle, Suite 4800

Indianapolis, Indiana 46204

To the Members of the Audit Committee:

We are pleased to present this report related to our audit of the consolidated financial statements of Obsidian Enterprises, Inc. and Subsidiaries for the year ended October 31, 2003. This report summarizes certain matters required by professional standards and by the Securities and Exchange Commission to be communicated to you in your oversight responsibility for Obsidian Enterprises, Inc. and Subsidiaries’ financial reporting process.

We have included a description of certain matters involving internal control and its operation that we noted during the audit. In addition, copies of all material written communications between our Firm and Obsidian Enterprises, Inc. and Subsidiaries management are included at the end of this report for your review. Also attached is a summary of recently issued accounting standards that may affect the future financial reporting by Obsidian Enterprises, Inc. and Subsidiaries.

This report is intended solely for the information and use of the Audit Committee , Board of Directors and management and is not intended to be and should not be used by anyone other than these specified parties. It will be our pleasure to respond to any questions you have about the foregoing.

McGladrey & Pullen, LLP

Contents

Page

Required Communications about the Financial Statement Audit

Summary of Accounting Estimates

Summary of Recorded Audit Adjustments

Summary of Unadjusted Audit Differences

Critical Accounting Policies and Practices

Principal Accountant Fees and Services

1-4 5 and 6 7 8 9 and 10 11
Communication of Material Weaknesses Noted in the Audit	12 and 13
Recently Issued Accounting Standards	14 and 15
Material Written Communications between Management and our Firm Representation Letter Written Communication on Accounting, Auditing, Internal Control or Operational Matters (Management Letter)	16

Required Communications about the Financial Statement Audit

Statement on Auditing Standards No. 61 and other professional and regulatory standards require the auditor to communicate certain matters related to the conduct of an audit to those who have responsibility for the oversight of the financial reporting process. The following summarizes these communications.

Area	Comments
Auditor’s Responsibility Under Generally Accepted Auditing Standards

Our audit of the financial statements of Obsidian Enterprises, Inc. and Subsidiaries for the year ended October 31, 2003 was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error, fraudulent financial reporting or misappropriation of assets. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, the audit was designed to obtain reasonable, rather than absolute, assurance about the financial statements. We believe that our audit accomplished that objective.

Management Judgments and Accounting Estimates

Summary information about the process used by management in formulating particularly sensitive accounting estimates and about our conclusions regarding the reasonableness of those estimates is attached on page 5.

Audit Adjustments

During the course of the audit we made several adjustments to all of the entities under audit. We believe that the recorded audit adjustments, shown on the attached “Summary of Recorded Audit Adjustments” at page 7, either individually or in the aggregate had a significant effect on the Company’s financial reporting process. These adjustments were the result of inadequate accounting and reporting systems in place at each of the operating subsidiaries and the parent company.

Uncorrected Misstatements	Uncorrected misstatement(s) are summarized in the attached “Summary of Unadjusted Audit Differences” on page 8.

Accounting Policies and Alternative Treatments

Management has the ultimate responsibility for the appropriateness of the accounting policies used by the Company. Management has represented to us that the Company did not adopt any significant new accounting policies nor have there been any changes in existing significant accounting policies during the current period.

During 2003, Obsidian Leasing, Inc. transferred five coaches to DC Investments Leasing, LLC in a taxable transaction. The coaches were transferred in exchange for the assumption of the current outstanding debt on each of the coaches resulting in a gain on Obsidian Leasing, Inc. of $240,000, which is eliminated in consolidation. The tax effect of the gain results in a charge to equity of $96,000.

Attached on page 9 is a description of the Company’s critical accounting policies and practices identified by management, together with our assessment of management’s disclosures regarding such policies and practices.

We did not discuss with management any alternative treatments within generally accepted accounting principles for accounting policies and practices related to material items during the current audit period.

Although objective criteria have not been developed to aid in the consistent evaluation of the quality of the Company’s accounting principles, policies and practices, in our meeting with you today, we will discuss with you the following items as they relate to the quality, not just the acceptability, of the Company’s accounting principles, policies and practices:

•     Revenue Recognition

•     Significant reserves established and activity in significant reserve accounts for the year (See Schedule II in the 10-K)

•     Fair value of reporting units and related impairment of goodwill

•     Accounting and reporting of related party transactions

Other Information in Documents Containing Audited Financial Statements

We read the Company’s Form 10-K and considered whether the information or the manner in which it was presented was materially inconsistent with information or the manner of presentation of the financial statements. Based on our reading, we concluded that the information did not require revision.

We have also read the S-4/A related to the purchase of Net Perceptions and are not aware of any revisions which need to be made.

Disagreements with Management

We encountered no disagreements with management over the application of significant accounting principles, the basis for management’s judgments on any significant matters, the scope of the audit or significant disclosures to be included in the financial statements.

Consultations with Other Accountants

We are not aware of any consultations management had with other accountants about accounting or auditing matters other than those with BGBC Partners which has provided significant accounting and reporting assistance to the Company in the past year. Management has informed us that all such accounting and reporting issues with BGBC Partners have also been discussed with us.

Major Issues Discussed with Management Prior to Retention	No major issues were discussed with management prior to our retention to perform the aforementioned audit.

Difficulties Encountered in Performing the Audit

During the course of our audit of the financial statements for the year ended October 31, 2003, we encountered difficulty in regard to the Company’s ability to prepare workpapers and complete financial statements while also meeting the demands of the deadline for the S-4. These delays created delays in our ability to complete our audit timely.

Fees	Attached on page 11 is a summary of professional services performed for the Company by McGladrey & Pullen, LLP and RSM McGladrey, Inc., together with the related fees.

Independence

By letter dated September 23, 2003, we communicated to you all relationships between our Firm and Obsidian Enterprises, Inc. and Subsidiaries that, in our professional judgment, may be reasonably thought to bear on our independence. We hereby confirm that, in our professional judgment, as of February 12, 2004, we are independent with respect to Obsidian Enterprises, Inc. and Subsidiaries within the meaning of the Securities Acts administered by the Securities and Exchange Commission.

Obsidian Enterprises, Inc. and Subsidiaries

Summary of Accounting Estimates

Year Ended October 31, 2003

Accounting estimates are an integral part of the preparation of financial statements and are based upon management’s current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events. Management has informed us that they used all the relevant facts available to them at the time to make their judgments about accounting estimates, and we considered this information in the scope of our audit. The Audit Committee may wish to monitor throughout the year the process used to compute and record these accounting estimates. The following describes the significant accounting estimates reflected in the Company’s October 31, 2003 consolidated financial statements:

Area	Accounting Policy	Estimation Process	Comments
Allowance for Doubtful Accounts	Allowances are established based on specific customer risks, historical trends and other information	Performed at the subsidiary level based on individual customer information	The most significant allowance recorded at December 31, 2003 relates to the Mobile Tool account which is fully reserved.
Inventory Valuation Allowance	Allowance is based on management’s estimate of usable inventory and lower of cost or market adjustments	Performed at the subsidiary level based on inventory turns and sales price of finished product (trailer segment as well as the cost of additional processing to utilize the material (Rubber segment)	A substantial amount of the inventory allowance at U.S. Rubber has been depleted over the past three years.
Deferred Tax Valuation Reserve	Reserves are based on management’s estimate of net assets which are “more likely than not to be realized.	Performed at consolidated level, client books deferred tax assets to the extent it has deferred tax liabilities and reserves the remaining amounts	The Company has used up substantially all of its deferred liabilities and is now reserving net operating losses.

Fair Value of United Expressline for Impairment purposes	Impairment is tested on United Expressline on the 1st day of the 4th quarter on an annual basis.	Performed at subsidiary level, the value of the reporting unit was determined based on a valuation model using estimated future cash flows and discount rate.	If United Expressline does not perform at projected levels of profitability, an impairment in the recorded goodwill may result.

Depreciable lives and salvage value of Coaches	Coaches are depreciated over 15 years with a salvage value of 38%	As more coaches are disposed of, life and salvage value may change	Based on previous discussions with the SEC, management should continue to seek external validation of the useful life and salvage value.

Obsidian Enterprises, Inc. and Subsidiaries

Summary of Recorded Audit Adjustments

Year Ended October 31, 2003

See attached schedules of adjusting journal entries by each entity after we received the working trial balance to begin our audit.

Obsidian Enterprises, Inc. and Subsidiaries

Summary of Unadjusted Audit Differences

Year Ended October 31, 2003

During the course of our audit, we accumulated certain uncorrected misstatements, which were discussed with management and were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. In evaluating the materiality of these audit differences, we considered both quantitative and qualitative factors. We concur with management’s assessment that these items are immaterial both individually and in the aggregate to the financial statements as a whole. Following is a summary of those differences:

	Effect – Increase (Decrease)
Description	Assets	Liabilities	Equity	Revenue	Expense
Carryover Impact from Previous Years	—	—	—	—	(130,000)
Current Year Misstatements:
Known Errors:
Differences with Estimates:
United Expressline, Inc.:
Accrued Vacation	—	31,000	(31,000)	—	31,000
Accrued Warranty	—	40,000	(40,000)	—	40,000
Projected Errors:
United Expressline, Inc.:
Inventory price test	(21,000)	—	(21,000)	—	21,000

Total Pretax Effect				—	(38,000)

Balance Sheet Effect (Pretax)	(21,000)	71,000	(92,000)

Obsidian Enterprises, Inc. and Subsidiaries

Critical Accounting Policies and Practices

Year Ended October 31, 2003

The primary responsibility for establishing the Company’s critical accounting policies and practices applied in its financial statements rests with management. Following is a description of the Company’s critical accounting policies and practices identified by management.

Description of Critical Accounting Policy/Practice	Why Such Policy/Practice Is Considered Critical	How Current and Anticipated Future Events Impact These Determinations
Basis of presentation including DW Leasing and DCE Leasing in the reporting entity

Due to the related party nature of the coach leasing operations, it is critical for these to be included in the reporting entity. In addition, to the extent of positive earnings, the income from these entities will not have an impact on Obsidian’s statement of operations, however, the accumulated deficit resulting from related party receivables being recorded as contra equity will have a negative impact on the balance sheet.

DCI Leasing was established in 2003 and was profitable, which resulted in a minority interest being recorded in 2003. DW Leasing was profitable in the current year, and, if it continues to have net profits, the previous accumulated deficit will become fully utilized and the earnings of DW Leasing will be recorded as minority interest income and eliminated from Obsidian’s income statement. DW Leasing had net income of $281,000 for the year ended October 31, 2003. The Board should also review the issue of profit allocations among the Coach Group entities. The subsidiaries of Obsidian had net losses totaling $241,000 while the entities controlled by the chairman had net income of $454,000.

Annual Assessment of Impairment of Long Lived Assets	The Company has long-lived assets totaling $32,038,000 of total balance sheet footings of $45,882,000.	If future cash flow levels do not support the projected cash flows, certain assets may need to be written down.
Allowance for Doubtful Accounts	The Company has $3,665,000 of receivables outstanding. Based on the Company’s leverage, covenants and borrowing base limitations, it is critical to determine the collectibility of these assets.	No anticipated events to impact this item.

Inventory Valuation Allowance	The Company has $7,455,000 invested in inventories. Based on the Company’s leverage, covenants and borrowing base limitations, it is critical to determine the utilization of these assets.

The Company has had a $562,000 benefit to earnings in the past 2 years from the utilization of previously reserved inventory at U.S. Rubber. The Company has utilized the majority of the useable reserve at USRR.

Estimated Useful Lives of Long Lived Assets	The Company has an investment of $16,025,000 in Coaches which has a depreciable life of 15 yrs and a salvage value of 38%.

The Company has not disposed of a significant number of coaches and this estimate is based on information other than actual disposal experience. Should future factors indicate the current depreciation is not adequate, depreciation rates will be adjusted and such adjustments may have an adverse impact on operations.

We believe management’s disclosures regarding such policies and practices are adequate.

Obsidian Enterprises, Inc. and Subsidiaries

Principal Accountant Fees and Services

Years Ended October 31, 2003 and 2002

During the period covering the fiscal years ended October 31, 2003 and 2002, McGladrey & Pullen, LLP and RSM McGladrey, Inc. performed the following professional services:

Description	2003	2002

Audit Fees(1)	$267,850	$290,477
Audit-Related Fees(2)	$7,035	$52,468
Tax Fees	$685	—
All Other Fees	—	$19,666

(1)	Audit fees include services performed for the annual audited financial statements, quarterly reviews, amended 10-K’s and 10-Q’s and assistance with SEC comment letters.

(2)

Audit related fees consist of fees for the audit of the United Expressline, Inc. 401(k) Plan for the years ended October 31, 2003 and 2002 of $7,035 and $6,955 respectively. In the year ended October 31, 2002, $45,513 was paid related to the 8-K filings for the original acquisitions of the entities.

Tax fees consist of fees for the preparation of the 5500 of the United Expressline, Inc. 401k Plan.

All Other Fees consist of amounts related to the compensation study done at United Expressline.

Communication of Material Weaknesses Noted in the Audit

In planning and performing our audit of the financial statements of Obsidian Enterprises, Inc. and Subsidiaries for the year ended October 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all internal control matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

Because of inherent limitation of internal control, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the degree of compliance may deteriorate.

Condition

The Company lacks the financial infrastructure to account for complex transactions and related party activities on a consolidated basis. This results in a greater than normal risk that material errors may occur in the financial statements and not be detected timely. In addition, the lack of an adequate financial reporting system results in the Company not being able to timely prepare all required SEC financial reporting and certain complex accounting transactions for their proper reporting.

Impact

This results in a greater than normal risk that material errors may occur in the financial statements and not be detected timely. In addition, the lack of an adequate financial reporting system results in the Company not being able to timely prepare all required SEC financial reporting

Suggested Solution	The Company should evaluate the need to expand their corporate accounting department.
Benefit	Improved ability to manage risk and file timely with the SEC.

Condition

Each of the operating subsidiaries has a limited number of on-site accounting personnel which results in a lack of segregation of duties necessary for a good system of internal control.

The Company does not have an effective method of accounting for non-routine accounting transactions and accounting estimates at each of the subsidiaries. They also lack adequate supervision and review of these transactions.

Impact	This results in a greater than normal risk that material errors may occur in the financial statements and not be detected timely.
Suggested Solution	The Company should evaluate the need to expand their corporate accounting department
Benefit	Improved ability to manage risk and file timely with the SEC.

Condition	The Company’s system for recording inventory at United Expressline resulted in an unfavorable adjustment of approximately $600,000.
Impact	This could result in materially misstated financial statements.
Suggested Solution	The Company should take physical inventories on a quarterly basis until systems are in place to more accurately determine inventories.
Benefit	Properly stated financial statements.

This report is intended solely for the information and use of the audit committee, Board of Directors, management, and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

Recently Issued Accounting Standards

The following accounting standards may affect the future financial reporting by Obsidian Enterprises, Inc. and Subsidiaries:

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

This Statement requires an issuer to classify certain freestanding financial instruments as liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for:

•     Mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by the subsidiary under the “only upon liquidation” exception, but would be classified as liabilities by the parent, the classification and measurement provisions (but not the disclosure provisions) are deferred indefinitely.

•     Other mandatorily redeemable noncontrolling interests that were issued before November 5, 2003, the measurement provisions (but not the classification and disclosure provisions) are deferred indefinitely.

The SFAS No. 150 definition of “mandatorily redeemable” is not the same as that of the SEC. The SEC’s guidance should be followed if the instrument meets the SEC’s definition, and SFAS No. 150 should be followed if the instrument meets that definition of mandatorily redeemable.

FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities

This Interpretation establishes standards for identifying a variable interest entity (VIE) and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this Interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs is required in financial statements for periods ending after March 15, 2004.

EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables

This Issue addresses accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. It is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

SFAS No. 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Post Retirement Benefits

This Statement is generally effective for financial statements with fiscal years ending after December 15, 2003. Other effective date considerations include:

•     Disclosure of estimated future benefit payments (as of the date of the latest balanced sheet) expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, is effective for fiscal years ending after June 15, 2004.

•     Companies with foreign plans may defer certain disclosures (the accumulated benefit obligation, estimated contributions, the measurement date, and certain information about plan assets) associated with those plans until fiscal years ending after June 15, 2004.

•     Employers are required to report various elements of pension and other benefit costs in interim financial statements for quarters beginning after December 15, 2003.

Material Written Communications between Management and our Firm

Pursuant to SEC rules, copies of all material written communications between our Firm and the management of Obsidian Enterprises, Inc. and Subsidiaries must be provided to the audit committee prior to the filing of the auditor’s report with the Securities and Exchange Commission. We have enclosed a draft copy of the management representation letter and a copy of our management letter for your review.

EXHIBIT D

Obsidian Enterprises, Inc. and Subsidiaries

Report to the Audit Committee

February 11, 2005

McGladrey & Pullen

Certified Public Accountants

McGladrey & Pullen

Certified Public Accountants

McGladrey & Pullen, LLP 121 W. Franklin Street P.O. Box 99 Elkhart, IN 46515 O 574-522-0410 F 574-295-2138

February 11, 2005

Audit Committee

Obsidian Enterprises, Inc.

111 Monument Circle, Suite 4800

Indianapolis, Indiana 46204

To the Members of the Audit Committee:

We are pleased to present this report related to our audit of the consolidated financial statements of Obsidian Enterprises, Inc. and Subsidiaries for the year ended October 31, 2004. This report summarizes certain matters required by professional standards and by the Securities and Exchange Commission to be communicated to you in your oversight responsibility for Obsidian Enterprises, Inc. and Subsidiaries’ reporting process.

This report is intended solely for the information and use of the Audit Committee, Board of Directors and management and is not intended to be and should not be used by anyone other than these specified parties. It will be our pleasure to respond to any questions you have about the foregoing.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP is a member firm of RSM International –

an affiliation of separate and independent legal entities.

Contents

Page

Required Communications about the Financial Statement Audit		1 - 4

•	Summary of Accounting Estimates	5 - 6

•	Summary of Recorded Audit Adjustments	7

•	Summary of Uncorrected Misstatements	8

•	Critical Accounting Policies and Practices 9 and 10

•	Principal Accountant Fees and Services	11

Recently Issued Accounting Standards 12 and 13

Exhibit A

•	Communication of Material Weaknesses Noted in the Audit

Exhibit B

•	Material Written Communications between Management and our Firm

Required Communications about the Financial Statement Audit

Statement on Auditing Standards No. 61 and other professional and regulatory standards require the auditor to communicate certain matters related to the conduct of an audit to those who have responsibility for the oversight of the financial reporting process. The following summarizes these communications.

Area	Comments

Auditor’s Responsibility Under Generally Accepted Auditing Standards

Our audit of the consolidated financial statements of Obsidian Enterprises, Inc. and Subsidiaries for the year ended October 31, 2004 was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether caused by error, fraudulent financial reporting or misappropriation of assets. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, the audit was designed to obtain reasonable, rather than absolute, assurance about the consolidated financial statements. We believe that our audit accomplished that objective.

Management Judgments and Accounting Estimates

Summary information about the process used by management in formulating particularly sensitive accounting estimates and about our conclusions regarding the reasonableness of those estimates is attached on pages 5 and 6.

Audit Adjustments

During the course of the audit we made several adjustments to all of the entities under audit. We believe that the recorded audit adjustments, shown on the attached “Summary of Recorded Audit Adjustments” at page 7, either individually or in the aggregate had a significant effect on the Company’s financial reporting process. These adjustments were the result of inadequate accounting and reporting systems in place at each of the operating subsidiaries and the parent company and late entries provided by Company accounting personnel.

Uncorrected Misstatements	Uncorrected misstatements are summarized in the attached “Summary of Uncorrected Misstatements” on page 8.

Accounting Policies and Alternative Treatments

Management has the ultimate responsibility for the appropriateness of the accounting policies used by the Company. Management has represented to us that the Company did not adopt any significant new accounting policies nor have there been any changes in existing significant accounting policies during the current period.

Significant or Unusual Transactions
We did not identify any significant or unusual transactions or significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Attached on page 9 is a description of the Company’s “Critical Accounting Policies and Practices” identified by management, together with our assessment of management’s disclosures regarding such policies and practices.

We did not discuss with management any alternative treatments within generally accepted accounting principles for accounting policies and practices related to material items during the current audit period.

Although objective criteria have not been developed to aid in the consistent evaluation of the quality of the Company’s accounting principles, policies and practices, we will discuss with you the following items as they relate to the quality, not just the acceptability, of the Company’s accounting principles, policies and practices:

• Revenue Recognition
• Significant reserves established and activity in significant reserve accounts for the year (See Schedule II in the 10-K)
• Fair value of reporting units and related impairment of goodwill Allocation of purchase price of acquired entities
• Accounting and reporting of related party transactions

Other Information in Documents Containing Audited Consolidated Financial Statements

Our responsibility for other information in documents containing the Company’s financial statements and our auditor’s report does not extend beyond the financial information referred to in our auditor’s report. However, we read the Company’s Form 10-K for consistency with information in the financial statements. We have provided our comments to management. We are not aware of other documents that contain the audited financial statements.

Disagreements with Management

We encountered no disagreements with management over the application of significant accounting principles, the basis for management’s judgments on any significant matters, the scope of the audit or significant disclosures to be included in the consolidated financial statements.

Consultations with Other Accountants

We are not aware of any consultations management had with other accountants about accounting or auditing matters other than those with BGBC Partners, which has provided accounting and reporting assistance to the Company in the past year. Management has informed us that all such accounting and reporting issues with BGBC Partners have also been discussed with us.

Major Issues Discussed with Management Prior to Retention	No major issues were discussed with management prior to our retention to perform the aforementioned audit.
Difficulties Encountered in Performing the Audit

During the course of our audit of the consolidated financial statements for the year ended October 31, 2004, we encountered difficulty in regard to the Company’s ability to prepare workpapers and complete consolidated financial statements in a time period which would facilitate a timely review of the financial statements and meet the Company’s SEC reporting requirements.

Fees	Attached on page 11 is a summary of professional services performed for the Company by McGladrey & Pullen, LLP and RSM McGladrey, Inc., together with the related fees.

Independence

By letter dated September 15, 2004, we communicated to you all relationships between our Firm and Obsidian Enterprises, Inc. and Subsidiaries that, in our professional judgment, may be reasonably thought to bear on our independence, We hereby confirm that, in our professional judgment, as of February 4, 2005, we are independent with respect to Obsidian Enterprises, Inc. and Subsidiaries within the meaning of the Securities Acts administered by the Securities and Exchange Commission.

Letter Communicating Significant Deficiencies and Material Weaknesses	We have separately communicated the significant deficiencies and material weaknesses identified during our audit of the financial statements and this communication is attached as Exhibit A.

Material Written Communication Between Management and Our Firm

Pursuant to SEC rules, copies of all material written communications between our firm and the management of the Company must be provided to the audit committee prior to the filing of the auditor’s report with the SEC. Copies of all such communications are attached as Exhibit B.

Obsidian Enterprises, Inc. and Subsidiaries

Summary of Accounting Estimates

Year Ended October 31, 2004

Accounting estimates are an integral part of the preparation of consolidated financial statements and are based upon management’s current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events. Management has informed us that they used all the relevant facts available to them at the time to make their judgments about accounting estimates, and we considered this information in the scope of our audit. The Audit Committee may wish to monitor throughout the year the process used to compute and record these accounting estimates. The following describes the significant accounting estimates reflected in the Company’s October 31, 2004 consolidated financial statements:

Area	Accounting Policy	Estimation Process	Comments

Allowance for Doubtful Accounts	Allowances are established based on specific customer risks, historical trends and other information.	Performed at the subsidiary level based on individual customer information.	The most significant allowance recorded at October 31, 2004 relates to the Mobile Tool account, which is fully reserved.

Inventory Valuation Allowance	Allowance is based on management’s estimate of usable inventory and lower of cost or market adjustments.	Performed at the subsidiary level based on inventory turns and sales price of finished product (trailer segment as well as the cost of additional processing to utilize the material (Rubber segment).

A substantial amount of the inventory allowance at U.S. Rubber has been depleted over the past four years. The remainder of the allowance should be left on the books to account for the physical inventory shortage at the time of purchase.

Deferred Tax Valuation Reserve	Reserves are based on management’s estimate of net assets which are “more likely than not to be realized.	Performed at consolidated level, client books deferred tax assets to the extent it has deferred tax liabilities and reserves the remaining amounts.	The Company has used up substantially all of its deferred liabilities and is now providing a valuation allowance for all deferred tax assets in excess of liabilities.

Fair Value of United Expressline, Inc. for Impairment Purposes	Impairment is tested on United Expressline, Inc. on the 1st day of the 4th quarter on an annual basis,	Performed at subsidiary level, the value of the reporting unit was determined based on a valuation model using estimated future cash flows and discount rate.

If United Expressline, Inc. does not perform at projected levels of profitability, an impairment in the recorded goodwill may result. The Company should consider this in their 1st and 2nd quarter as there would be indicators that would not allow the Company to wait for the annual impairment date.

Depreciable Lives and Salvage Value of Coaches	Coaches are depreciated over 15 years with a salvage value of 38%.	As more coaches are disposed of, life and salvage value may change.

Based on previous discussions with the SEC, management should continue to seek external validation of the useful life and salvage value. Subsequent to year end, the Company sold coaches. The Company should evaluate its accounting policy based on the results of these sales to determine if proper.

Valuation of Intangibles for the Purchase of Classic Manufacturing, Inc.

The Company purchased Classic Manufacturing, Inc, in the current year for a purchase price of $3,800,000. The allocation of the purchase price to intangible assets and goodwill was approximately $1,500,000.

The Company must value intangible assets in accordance with FAS 141 which requires the Company to separately identify and amortize identifiable intangibles other than goodwill. The Company assigned values to backlog, trademark and customer relations, and the noncompete agreement.

These assets are subject to the annual impairment test. If Classic Manufacturing, Inc, does not perform at a level consistent or above its historical profitability, an impairment in the recorded goodwill and intangibles may result.

Obsidian Enterprises, Inc. and Subsidiaries

Summary of Recorded Audit Adjustments

Year Ended October 31, 2004

See attached schedules of adjusting journal entries by each entity after we received the working trial balance to begin our audit.

Obsidian Enterprises, Inc. and Subsidiaries

Summary of Uncorrected Misstatements

Year Ended October 31, 2004

During the course of our audit, we accumulated certain uncorrected misstatements, which were discussed with management and were determined by management to be immaterial, both individually and in the aggregate, to the consolidated financial statements taken as a whole. in evaluating the materiality of these audit differences, we considered both quantitative and qualitative factors. We concur with management’s assessment that these items are immaterial both individually and in the aggregate to the consolidated financial statements as a whole. Following is a summary of those differences:

Effect - Increase (Decrease)

Description	Assets	Liabilities	Equity	Revenue	Expense
Carryover Impact from Previous Years	$—	$—	$—	$—	$(92,000)
Current Year Misstatements:
Projected Errors:
Accrued Group Insurance	—	120,000	(120,000)	—	120,000
Known Errors:
United Expressline, Inc.:
Unrecorded liabilities		15,500	(15,500)	—	15,500
Loan costs not capitalized	30,000	—	30,000	—	(30,000)

Total Pretax Effect				$—	$13,500

Balance Sheet Effect (Pretax)	$30,000	$135,500	$(105,500)

Obsidian Enterprises, Inc. and Subsidiaries

Critical Accounting Policies and Practices

Year Ended October 31, 2004

The primary responsibility for establishing the Company’s critical accounting policies and practices applied in its consolidated financial statements rests with management. Following is a description of the Company’s critical accounting policies and practices identified by management.

Description of Critical Accounting Policy/Practice	Why Such Policy/Practice Is Considered Critical	How Current and Anticipated Future Events Impact These Determinations

Basis of Presentation including DW Leasing and DCI Leasing in the Reporting Entity

Due to the related party nature of the coach leasing operations, it is critical for these to be included in the reporting entity. In addition, to the extent of positive earnings, the income from these entities will not have an impact on Obsidian’s statement of operations, however, the accumulated deficit resulting from related party receivables being recorded as contra equity will have a negative impact on the balance sheet,

DCI Leasing was established in 2003 and was profitable, which resulted in a minority interest being recorded in 2004. DW Leasing was unprofitable in the current year, however, if it has net profits in the future, the previous accumulated deficit will become fully utilized and the earnings of DW Leasing will be recorded as minority interest income and eliminated from Obsidian’s income statement. The Board should continue to review the issue of profit allocations among the Coach Group entities. The subsidiaries of Obsidian had net losses totaling $1,032,970 while the entities controlled by the chairman had net income of $42,078.

Annual Assessment of Impairment of Long-Lived Assets	The Company has long-lived assets totaling $8,885 of total balance sheet footings of $49,338,	If future cash flows levels do not agree to the projected cash flows, certain assets may need to be written down.

Allowance for Doubtful Accounts	The Company has $5,326 of receivables outstanding. Based on the Company’s leverage, covenants and borrowing base limitations, it is critical to determine the collectibility of these assets.

The Coach Group has approximately $100,000 of receivables related to the former owner. The Company is currently in litigation with this party and the collectibility of these receivables is subject to the outcome of the litigation.

Inventory Valuation Allowance	The Company has $8,971 invested in inventories. Based on the Company’s leverage, covenants and borrowing base limitations, it is critical to determine the utilization of these assets.	The Company has had a $99,000 benefit to earnings from the utilization of previously reserved inventory at U.S. Rubber. The Company has utilized the majority of the useable reserve at U.S. Rubber.

Estimated Useful Lives of Long Lived Assets	The Company has an investment of approximately $16,300,000 in Coaches which have a depreciable life of 15 years and a salvage value of 38%.

The Company has not disposed of a significant number of coaches and this estimate is based on information other than actual disposal experience. Should future factors indicate the current depreciation is not adequate, depreciation rates will be adjusted and such adjustments may have an adverse impact on operations.

Subsequent to year end the Company disposed of 2 coaches. The ultimate difference between the carrying value and the sales value was not material.

We believe management’s disclosures regarding such policies and practices are adequate.

Obsidian Enterprises, Inc. and Subsidiaries

Principal Accountant Fees and Services

Years Ended October 31, 2004 and 2003

During the period covering the fiscal years ended October 31, 2004 and 2003, McGladrey & Pullen, LLP and RSM McGladrey, In c. performed the following professional services:

Description	2004	2003

Audit Fees(1)	$487,922	$290,477
Audit-Related Fees(2)	16,662	$52,468
Tax Fees	—	—
All Other Fees	—	$19,666

(1)

Audit fees include services performed for the annual audited consolidated financial statements, quarterly reviews, amended 10-K’s and 10-Q’s, assistance with SEC comment letters, and amounts related to work performed and related consents for the Company’s offering statement for Net Perceptions Inc.

(2)

Audit related fees consist of fees for the audit of the United Expressline, Inc. 401(k) Plan for the years ended October 31, 2004 and 2003 and Obsidian Enterprises, Inc. 401(k) Plan for the year ended December 31, 2004 of $16,662 and $7,035 respectively. In the year ended October 31, 2003, $45,513 was paid related to the 8-K filings for the original acquisitions of the entities.

All Other Fees for 2003 consist of amounts related to the compensation study done at United Expressline, Inc.

The categories of fees should be reviewed by management prior to inclusion in the Company’s proxy and in Item 14 of Form 10-K.

Recently Issued Accounting Standards

The following accounting standards may affect the future financial reporting by Obsidian Enterprises, Inc. and Subsidiaries:

SFAS No. 123 (revised 2004), Share-Based Payment

For public companies, the cost of employee services received in exchange for equity instruments generally should be measured at fair value at the grant date. The cost of employee services received in exchange for an award of liability instruments should be measured initially at fair value and re measured subsequently at each reporting date through the settlement date. Publicly traded companies, other than small business issuers, must apply this Standard as of the beginning of the first interim or annual period that begins after June 15, 2005.

SFAS No. 1150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003, except for:

•   Mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by the subsidiary, under the “only upon liquidation” exception in paragraph 9 of SFAS 150, but would be classified as liabilities by the parent in consolidated financial statements, the classification and measurement provisions (but not the disclosure provisions) of SFAS 150 are deferred indefinitely pending further Board action.

•   Other mandatorily redeemable noncontrolling interests that were issued before November 5, 2003, the measurement provisions of SFAS 150 are deferred indefinitely, both for the parent in consolidated financial statements and for the subsidiary that issued the instruments that result in the mandatorily redeemable noncontrolling interest, pending further Board action. However, the classification and disclosure provisions are not deferred.

SFAS No, 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4

This Statement clarifies that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs should be classified as current-period charges, regardless of whether they meet the criterion of "so abnormal." Also, this Statement requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities, The Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29

This amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005.

EITF Issue No. 03-1, The Meaning of Other- Than-Temporary Impairment and Its Application to Certain investments

The effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of Issue 03-1 is delayed. The disclosure guidance in paragraphs 21 and 22 of Issue 03-1 remains effective.

EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", in Determining Whether to Report Discontinued Operations

This Issue describes an approach for evaluating whether criteria have been met for classifying as discontinued operations the results of operations of a component of an entity that either has been disposed of or is classified as held-for-sale in fiscal periods beginning after December 15, 2004.

EITF Issue No. 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination

This Issue concludes that a business combination between two parties having a preexisting relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship. The consensuses should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004.

SOP 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer	This SOP provides guidance on accounting for loans acquired in fiscal years beginning after December 15, 2004, where there has been deterioration in credit quality since the loan was originated.

Exhibit A

Communication of Material Weaknesses Noted in the Audit

McGladrey & Pullen

Certified Public Accountants

McGladrey & Pullen, LLP 121 W. Franklin Street Elkhart, IN 46515 O 574-522-0410 F 574-295-2138

To the Audit Committee and Management

Obsidian Enterprises, Inc.

111 Monument Circle, Suite 4800

Indianapolis, Indiana 46204

In planning and performing our audit of the consolidated financial statements of Obsidian Enterprises, Inc. and Subsidiaries for the year ended October 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control. However, we noted certain deficiencies in internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect financial statement misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objective is missing, or when an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Because of inherent limitation of internal control, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the degree of compliance may deteriorate.

McGladrey & Pullen, LLP is a member firm of RSM International –

an affiliation of separate and independent legal entities.

To the Audit Committee and Management
Obsidian Enterprises, Inc.

Our consideration of internal control would not necessarily disclose all matters that might be significant deficiencies and, accordingly, would not necessarily disclose all significant deficiencies that are also considered to be material weaknesses as defined above. However, we noted the following significant deficiencies that we believe to be material weaknesses:

Condition #1

The Company does not have effective controls in place to detect and disclose all related party transactions. Legal expenses paid to Diamond Investments for the acquisition of Classic Manufacturing, Inc. and amounts owed to Champion by Pyramid at year end were omitted from the related party footnote in the preliminary 10-K and related party transaction schedules prepared by management as backup to the filing. The Company did not follow Board policy that all related party transactions should be preapproved by the Board.

Impact	This could result in required disclosures being omitted from SEC filings.

Suggested Solution	The Company should design controls to ensure that all related party transactions are preapproved as required by the board of directors and properly disclosed on a timely basis.

Condition #2

The Company lacks the control infrastructure to perform proper supervision and review, on a detail basis, of the subsidiary’s accounting work. In addition, each of the operating subsidiaries has a limited number of on-site accounting personnel which results in a lack of segregation of duties necessary for a good system of internal control. In addition, there is a lack of personnel at each subsidiary for adequate supervision and review of reconciliations as well as preparation of reconciliations and supporting detail. When auditing account balances at various subsidiaries, there were numerous non-routine accounts (prepaid expenses, accruals) which had not been reconciled at year end. In addition, there were instances when reconciliation was performed, the Company did not consider all transactions and adjustments proposed by the audit team.

Impact

This results in a greater than normal risk that material errors may occur in the consolidated financial statements and not be detected timely. The lack of an adequate financial reporting process results in the Company not being able to complete periodic SEC Exchange Act reports in a timely manner.

Suggested Solution

The Company should evaluate the need to expand their corporate accounting department and also consider a formal visitation process to the subsidiaries by corporate personnel to ensure that quarterly and annual financial closing processes are complete and accurate.

To the Audit Committee and Management

Obsidian Enterprises, Inc.

Condition #3

The Company’s internal control system for recording inventory at Danzer did not operate as designed during the year, which resulted in a write-down of inventory of approximately $230,000 after the physical inventory was taken. This fourth quarter adjustment was resulted since Danzer had not taken a physical inventory since the prior year-end. Turnover of personnel was a key contributor to this problem, however, a good system of internal control outlines key responsibilities and controls so they do not go undone if there is a turnover of personnel.

Impact	This could result in materially misstated consolidated financial statements.

Suggested Solution	The Company should take physical inventories on a quarterly basis until systems are in place to more accurately determine inventories.

Condition #4

Pyramid Coach experienced turnover in both management and key accounting positions during the year. In the 4th quarter, while reconciling certain balances, corporate accounting personnel found errors in excess of $100,000 related to the 3rd quarter results. The correction of these errors resulted in material postings to a "wash account" due to the Company’s inability to reconcile the original postings.

Impact	This could result in materially misstated consolidated financial statements both quarterly (improper results) and at year-end (misclassifications).

Suggested Solution	The Company should have proper supervision and review on a quarterly basis. There was minimal detailed review of the previous controllers work at the end of the 3rd quarter.

Condition #5

The Coach Group’s accounts receivable balance and deferred revenue calculation were incorrect and subject to audit adjustment. There were multiple entries made to this listings, subsequent to auditor inquiries. There were several reasons for the entries, primarily related to a reduction in the stated balances either for uncollectibility, credits issued after year end for misunderstandings in contracts, an invoice that was a duplicate billing, and an invoice issued for $38,000 to bill a customer for contract charges which had accrued for over a year but the Company did not detect until reviewing the contracts at year end. Any one of these items would be a significant deficiency, however, based on the number of occurrences and the overall inaccuracy of the receivable listing, we believe these errors rise to the level of a material weakness.

Impact	This could result in materially misstated consolidated financial statements.

To the Audit Committee and Management

Obsidian Enterprises, Inc.

Suggested Solution

The Company should implement procedures for proper recording of revenues and billings and reviewing of the accounts receivable aging. The Coach Group has a small accounting staff, currently consisting of an outside consultant physically located off-site in another state.

We also noted the following matters which we believe to be reportable conditions, but that we believe do not rise to the level of a material weakness.

Condition #6	The Company’s system for recording accounts payable at Obsidian Enterprises and U.S. Rubber is based upon the date the invoice is received rather than the date the services are performed.

Impact	This could result in materially misstated consolidated financial statements.

Suggested Solution	The Company should record payables based upon service dates.

Condition #7

The Company purchased Classic Manufacturing, Inc. during the year ended October 31, 2004. The Company’s communication of internal control guidelines and significant accounting policies was not formalized and therefore, the accounting department at Classic Manufacturing, Inc. did not have a clear understanding of both what they needed to do for Obsidian and what was needed for the purposes of an audit. For the first time audit, McGladrey & Pullen, LLP proposed, and the Company made eight entries. In addition, McGladrey & Pullen, LLP was required to perform the price test of raw materials inventory two times due to unacceptable errors in the sample selections, which should have been detected by the Company’s system of internal control. The Company relied on the on-site accounting staff to prepare certain accounting estimates, however, the on-site accounting staff did not have experience in such matters.

Impact	This could result in materially misstated consolidated financial statements.

Suggested Solution

The Company should formalize its integration process of acquisitions and properly communicate, in writing, the Company’s significant accounting policies which are to be followed. In addition, the Corporate accounting function should spend more time training location accounting personnel and integrating acquisitions into the Company’s accounting/internal control system.

To the Audit Committee and Management

Obsidian Enterprises, Inc.

Condition #8

The Company does not have effective controls in place at United Expressline, Inc. to properly credit customer’s accounts receivable for returned units. A trailer was returned by a customer during the year and the related amount owed by the customer was not properly credited. This unit was also included in United’s priced out inventory and therefore was counted twice as an asset. Further, the unit was in the accounts receivable aging in the greater than 60 day and therefore should have been investigated by personnel under designed internal control procedures.

Impact	This could result in materially misstated consolidated financial statements.

Suggested Solution

The Company should design controls to ensure that all inventory returned is properly credited. In addition, the Company should maintain a perpetual yard listing and compare this listing, by unit number, to invoiced units in receivables. This should be done on no less than a quarterly basis.

This communication is intended solely for the information and use of the audit committee, the board of directors, management and others within the organization.

/s/ McGladrey & Pullen, LLP

Elkhart, Indiana

February 4, 2005

Exhibit B

Material Written Communications between Management and our Firm

Pursuant to SEC rules, copies of all material written communications between our Firm and the management of Obsidian Enterprises, Inc. and Subsidiaries must be provided to the audit committee prior to the filing of the auditor’s report with the Securities and Exchange Commission. We have enclosed an unsigned copy of the management representation letter for your review.

February 11, 2005

McGladrey & Pullen, LLP

P.O. Box 99

Elkhart, Indiana 46515

In connection with your audits of the consolidated balance sheets of Obsidian Enterprises, Inc. and Subsidiaries (the “Company”) as of October 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the years then ended, we confirm that we are responsible for the fair presentation in the consolidated financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1.	The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.
2.	We have made available to you all:
a.	Financial records and related data.
b.	Minutes of the meetings of stockholders, directors and committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared.
3.	We have no knowledge of fraud or suspected fraud affecting the entity involving:
a.	Management or employees who have significant roles in the internal control.
b.	Others where the fraud could have a material effect on the financial statements.
4.	We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.
5.	We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.
6.

We are aware of no significant deficiencies, including material weaknesses, in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize, and report financial data, other than those communicated to the Audit Committee.

7.

There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices, other than the communications received from the SEC which we have provided to you.

8.	We have no plans or intentions that may materially affect the carrying value or classification of assets, In that regard:

a.	The Company has no significant amounts of idle property and equipment or permanent excess plant capacity.

McGladrey & Pullen, LLP

February 11, 2005

b.	The Company has no plans or intentions to discontinue the operations of any subsidiary or division or to discontinue any significant product lines,
c.	Long-lived assets, including intangibles, which are impaired or to be disposed of have been recorded at the lower of their cost or fair value.
d.

No provision beyond that reflected in the consolidated financial statements is required to be made to reduce any investments or other assets which have permanently declined in value to their realizable values. The assumptions used in determining the fair values of United Expressline and Classic Manufacturing are accurate and appropriate under the circumstances. In addition, there are no indications that the projections and discount rates should be changed based on actual subsequent events.

9.	The following have been property recorded and/or disclosed in the consolidated financial statements:
a.

Related party relationships, transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees, all of which have been recorded in accordance with the economic substance of the transactions,

b.	Arrangements with financial institutions involving line-of-credit or similar arrangements.
c.	Agreements to repurchase assets previously sold.
d.	Security agreements in effect under the Uniform Commercial Code.
e.	All other liens or encumbrances on assets and all other pledges of assets.
f.	Investments in equity securities, including their classification as available for sale.
g.	Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions or other requirements.
h.	All leases and material amounts of rental obligations under long-term leases.
i.

All significant estimates and material concentrations known to management which are required to be disclosed in accordance with the AICPA’s Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties. Significant estimates are estimates at the balance sheet date which could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets for which events could occur which would significantly disrupt normal finances within the next year.

j.	The effect on the financial statements of FAS 123R Share-Based Payment which has been issued, but which we have not yet adopted.
k.	The fair value of financial instruments, including the value assigned to the redeemable preferred stock.
l.	Liabilities which are subordinated to any other actual or possible liabilities of the Company.
m.	Concentrations of credit risk.
n.	Depreciable lives and salvage values for coaches. In that regard, we will continue to update these estimates as the Company has historical information from selling coaches.

McGladrey & Pullen, LLP

February 11, 2005

10.

We are responsible for making the accounting estimates included in the consolidated financial statements. Those estimates reflect our judgment based on our knowledge and experience about past and current events and our assumptions about conditions we expect to exist and courses of action we expect to take. In that regard, adequate provisions have been made:

a.	To reduce receivables to their estimated net collectable amounts.
b.	To reduce obsolete, damaged, or excess inventories to their estimated net realizable values.
c.	To reduce deferred tax assets to amounts that are more likely than not to be realized.
d.	For product warranty obligations expected to be incurred with respect to product sales recognized through October 31, 2004.
e.	For pension obligations, post-retirement benefits other than pensions and deferred compensation agreements attributable to employee services rendered through October 31, 2004.
f.

For uninsured losses or loss retentions (deductibles) attributable to events occurring through October 31, 2004 or for expected retroactive insurance premium adjustments applicable to periods through October 31, 2004.

a.	For any material loss to be sustained in the fulfillment of or from the inability to fulfill any sales commitments.
b.	For any material loss to be sustained as a result of purchase commitments for inventory quantities in excess of normal requirements or at prices in excess of the prevailing market prices.
c.	For environmental cleanup obligations.
11.	There are no:
a.	Material transactions that have not been properly recorded in the accounting records underlying the consolidated financial statements.
b.

Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency. In that regard, we specifically represent that we have not been designated as, or alleged to be, a “potentially responsible party” by the Environmental Protection Agency in connection with any environmental contamination.

c.	Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.
d.	Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances,
e.	Contractual obligations for construction and/or purchase of real property, equipment, other assets, or intangibles,
f.	Anticipated withdrawals of funds in material amounts from the Company for any reason.

McGladrey & Pullen, LLP

February 11, 2005

g.

Guarantees, whether written or oral, under which the Company is contingently liable. Specifically, Obsidian Enterprises, Inc. is not a guarantor of any debt of Obsidian Capital Company, Obsidian Capital Partners, LLP, Fair Holdings, Inc., DC Investments, LLC or any of the Obsidian shareholders.

h.	Derivative financial instruments.
12.	There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.
13.	The Company has satisfactory title to all owned assets,
14.	We have complied with all aspects of contractual agreements that would have a material effect on the consolidated financial statements in the event of noncompliance.
15.	The Company has not received any notice from the PCAOB for accounting support fees.
16.	In considering the disclosures that should be made about risks and uncertainties, we have concluded that the following are required:
a.	The Company maintains cash balances at banks which may at various times throughout the year exceed the Federal Deposit Insurance Corporation (FDIC) limit.
b.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company’s customers are not concentrated in any one specific geographic region. The credit risk associated with trade receivables within this specific industry may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk. The Company reviews a customers credit history before extending credit. Allowances for doubtful accounts are established based on specific customer risk, historical trends and other information.

c.

Certain of the Company’s employees are currently represented by the United Brotherhood of Carpenters and Joiners of America, Local Union No. 340, whose contract is in effect to January 2005. The contract contains provisions that affect compensation to be paid to employees included in the union.

17.

In connection with your quarterly reviews of our interim financial information for the year ended October 31, 2004, we reconfirm the representations made to you in the course of performing each of those reviews.

18.

Our plans with respect to alleviating the adverse financial conditions described below that caused you to express substantial doubt about the Company’s ability to continue as a going concern are as follows:

The Company’s financial statements have been presented on the basis that it is a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In the period since June 2001, Obsidian Enterprises, Inc., the parent Company, and its subsidiaries have incurred losses and reductions in equity on a consolidated basis. The Company and other Obsidian subsidiaries are also in violation of certain financial covenants as of October 31, 2004 and have been unable to obtain waivers for certain of these violations. Losses and certain third-party debt repayments have been financed with DC Investments, LLC (“DC Investments”) and its subsidiary Fair Holdings, Inc. (“Fair Holdings”), entities controlled by the Company’s Chairman.

McGladrey & Pullen, LLP

February 11, 2005

Borrowings from DC Investments and Fair Holdings have been on terms that may not have been available from other sources. As of October 31, 2004, total debt outstanding to DC Investments and Fair Holdings was $20,299,000. Consolidated total assets and stockholders’ deficit of Obsidian Enterprises and subsidiaries as of October 31, 2004 were $49,410,000 and $(9,463,000) respectively.

Management, as a part of its plan towards resolving these issues has taken actions during the year and subsequent to year end as described below. Although management believes these actions will improve operations and liquidity, there can be no assurance that these actions will improve operations or liquidity, or occur on terms acceptable to the Company.

•

During the year ended 2004, Obsidian secured an additional financial commitment from Fair Holdings to provide, additional borrowings under a $15,000,000 line of credit agreement, which expires on January 1, 2007. Approximately $4,185,000 is currently available under the agreement.

•

United Expressline, Inc., “United”, a wholly owned subsidiary of Obsidian, has received a commitment from another lender for a line of credit and term loan. Management expects to complete the refinancing of this debt during the first half of 2005. Under the terms of the commitment the maximum borrowings will increase by $1,000,000.

•

Obsidian Leasing, a wholly owned subsidiary of Obsidian, has current debt obligations due of $3,400,000. Management is actively working to refinance this debt with other banks. Management expects to complete the refinancing during the first half of 2005. In November 2004 management sold two older coaches and reduced its debt by $225,000 and is in negotiations to sell three more coaches which is expected to reduce the debt by an estimated $354,000.

•

U.S. Rubber Reclaiming, Inc. “U.S. Rubber”, a wholly owned subsidiary of Obsidian has a balloon payment on its debt which will be due October 24, 2005. Management is in the initial stages of negotiating and refinancing this debt prior to October 2005.

•	Classic Manufacturing, Inc. “Classic” received an amendment to its credit facility to temporarily increase its line of credit availability by $250,000 through April 2005.
•

Management is actively working to restructure or refinance portions of its high interest rate debt on more favorable terms. Approximately $19,800,000 of our debt bears interest from rates ranging from 10% to 15%.

•

Obsidian has an agreement with the investors of Obsidian Capital Company, a significant shareholder of Obsidian, that gives Obsidian the right to mandate capital contributions if the lenders to U.S. Rubber or United were to declare a default. In either of those events, the Company has the right to enforce a capital contribution agreement up to $1,370,000 on U.S. Rubber and $1,000,000 on United to fund the respective subsidiary’s shortfall. These payments, if any, would be applied directly to reduce the respective subsidiary’s debt obligations to the lender.

•

Cost reduction and other initiatives are being put in place at various Obsidian subsidiaries including the implementation of alternative materials and additional discounts through volume purchasing by pooling purchasing power from all affiliated companies. Any additional increases in raw material costs are expected to be passed through to customers through price increase surcharges.

McGladrey & Pullen, LLP

February 11, 2005

•

Obsidian management also continues to look for ways to strengthen liquidity, equity and working capital through ongoing evaluations of merger and acquisition candidates and other recapitalization methods.

•	Management also expects improvement in operating performance as result of improvements in economic conditions.

No events or transactions other than those disclosed in the consolidated financial statements have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the consolidated financial statements.

During the period covered by your engagement and through the date of this letter, neither the Company nor any of its affiliates has owned a direct or material indirect financial interest in H&R Block, Inc.

During the course of your audit, you may have accumulated records containing data which should be reflected in our books and records. All such data have been so reflected. Accordingly, copies of such records in your possession are no longer needed by us.

We believe that the effects of the uncorrected misstatements aggregated by you and summarized below are immaterial, both individually and in the aggregate to the consolidated financial statements taken as a whole. For purposes of this representation, we consider items to be material, regardless of their size, if they involve the misstatement or omission of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

	Effect - Increase (Decrease)

Description	Assets	Liabilities	Equity	Other Comprehensive Income	Revenue	Expenses

•Carryover Impact From
Previous Years
•United Accrued Warranty	$—	$—	$—	$—	$—	$(40,000)
•United Accrued Vacation	—	—	—	—	—	(31,000)
•United Price Testing Errors	—	—	—	—	—	(21,000)
•Current Year Misstatements
•Differences With Estimates
•Accrued Group Insurance	—	120,000	(120,000)	—	120,000
•Known Errors
•United Accounts Payable	—	15,500	(15,500)	—	15,500
•United Loan Costs	30,000	—	30,000	—	—	(30,000)

Total Pretax Effect	$30,000	$135,500	$(105,500)	$—	$—	$13,500

OBSIDIAN ENTERPRISES, INC. AND SUBSIDIARIES

Timothy S. Durham, Chief Executive Officer

Rick Snow, Chief Financial Officer